SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.(1) (the “Issuer”)

(Name of Issuer)

Series B Shares of Common Stock (“Series B Shares”)

(Title of Class of Securities)

4005102(2)

(CUSIP Number)

Julio R. Rodriguez, Jr.

Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Translation of Issuer’s Name: Central North Airport Group.

(2)  No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the American Depositary Shares (“ADSs”) representing Series B Shares.

CUSIP No. Not Applicable
1.	Names of Reporting Persons David Martínez
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 57,282,377 Series B Shares(3)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 57,282,377 Series B Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) IN

(3)  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Fintech Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 57,282,377 Series B Shares(4)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 57,282,377 Series B Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

(4)  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Bagual S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power(5) 57,282,377 Series B Shares(6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

(5)  Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.

(6)  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Grenadier S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power(7) 57,282,377 Series B Shares(8)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

(7)  Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.

(8)  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Pequod S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power(9) 57,282,377 Series B Shares(10)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

(9)  Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.

(10)  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Harpoon S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power(11) 57,282,377 Series B Shares(12)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

(11)  Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.

(12)  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Expanse S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power(13) 57,282,377 Series B Shares(14)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

(13)  Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.

(14)  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons. Servicios de Tecnologia Aeroportuaria, S.A. de C.V.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 57,282,377 Series B Shares(15)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 57,282,377 Series B Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

(15)  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

Item 1.  Security and Issuer

This Amendment No. 11 (the “Eleventh Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 1, 2007 (the “Schedule 13D”), as subsequently amended, by David Martínez, Fintech Holdings Inc. (“FH”), Bagual S.à r.l. (“Bagual”), Grenadier S.à r.l. (“Grenadier”), Pequod S.à r.l. (“Pequod”), Harpoon S.à r.l. (“Harpoon”), Expanse S.à r.l. (“Expanse”), Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”) (each a “Reporting Person” and together the “Reporting Persons”), with respect to the Series B Shares of Common Stock (“Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 4.  Purpose of Transaction

Item 4 is amended and restated in its entirety to read as follows:

On December 22, 2020, the Reporting Persons filed a pre-commencement communication under cover of Schedule TO, announcing a possible U.S. tender offer by the Reporting Persons for at least 19,505,578 Series B Shares of the Issuer (or 5% of the aggregate outstanding shares of the Issuer) and up to 97,527,889 Series B Shares (or 25% of the outstanding shares of the Issuer).

On May 24, 2021, the Reporting Persons and Aerodrome Infrastructure S.à r.l., a limited liability company organized under the laws of Luxembourg that is a wholly owned subsidiary of Bagual, Grenadier, Pequod, Harpoon and Expanse (“Aerodrome”, together with the Reporting Persons, the “Offerors”), filed a Schedule TO with the SEC, which included an Offer to Purchase, and commenced a tender offer pursuant to Rule 14d-1 of the Securities Exchange Act of 1934 (the “Exchange Act”) to purchase up to 97,527,888 Series B Shares held by U.S. Persons and Series B Shares represented by outstanding American Depositary Shares (whether held or not by U.S. Persons and each representing eight Series B Shares) (the “U.S. Offer”), considering any Series B Shares purchased in the Mexican Offer (as defined below).  The price for the U.S. Offer is Ps.137 per Series B Share and Ps.1,096 per ADS.  The U.S. Offer is being made in conjunction with an offer by Aerodrome in Mexico directed to holders of Series B Shares, but not holders of ADSs (the “Mexican Offer”).

Except as disclosed in this Item 4, the Offerors have no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Offerors may in the future acquire Series B Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Series B Shares or the Series BB shares owned by the Offerors in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Offerors reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Offerors.  The Offerors continuously analyze investment opportunities and adjust their allocations of capital, which results in many of the considered transactions not proceeding beyond the evaluation stage.

This Eleventh Amendment is not an offer to purchase or a solicitation of an offer to sell any Series B Shares.  Any solicitation or offer will only be made through separate materials filed with the SEC.  The Offerors undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.  The board of directors of the Issuer is required to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the U.S. Offer.  THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS IN CONNECTION WITH THE U.S. OFFER, CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO SUCH OFFER.  The U.S. Offer materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website: www.sec.gov.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit Number	Description

27	Offer to Purchase, dated May 24, 2021 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed on May 24, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

DAVID MARTÍNEZ

By:	/s/ David Martínez

FINTECH HOLDINGS INC.

By:	/s/ David Martínez
	Name:	David Martínez
	Title:	Authorized Person

BAGUAL S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

GRENADIER S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

PEQUOD S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

HARPOON S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

EXPANSE S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA S.A. DE C.V.

By:	/s/ Christian Whamond
	Name:	Christian Whamond
	Title:	Authorized Person